MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six months ended June 30, 2015 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to August 6, 2015.
Pengrowth’s second quarter and year to date results for 2015 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	1

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of unaudited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
Pengrowth’s ARO risk free discount rate changed from 2.3 percent at December 31, 2014 to 2.0 percent at March 31, 2015 and back to 2.3 percent at June 30, 2015 due to fluctuations in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no significant changes to Pengrowth's critical accounting estimates in the six months ended June 30, 2015. For more information about Pengrowth's critical accounting estimates refer to the December 31, 2014 annual report.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	2

NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Consolidated Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity, power and interest mark to market gains and losses, non-cash mark to market gains and losses on investments and unrealized foreign exchange gains and losses, as applicable, that may significantly impact net income (loss) from period to period.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	3

TREATMENT OF LINDBERGH RESULTS
Prior to April 1, 2015, only the Lindbergh pilot project production and related revenue and expenses were included in the reported financial and operating information and all expenses, net of revenue, from the first commercial phase of the Lindbergh thermal project ("Lindbergh Phase 1") were capitalized. Upon declaration of commerciality effective April 1, 2015, all Lindbergh related revenues and expenses are included in the second quarter and year to date 2015 financial and operating results. The combined results are referred to as Lindbergh throughout this document.
2015 GUIDANCE
The following table provides a summary of full year 2015 Guidance and actual results for the six months ended June 30, 2015:

	Actual
	Year to date Jun 30, 2015	Full year 2015 Guidance (1)
Production (boe/d)	71,737	70,000 - 72,000
Capital expenditures ($ millions)	149.2	190 - 210 (2)
Royalty expenses (% of sales)	11.4	11 - 14
Operating expenses ($/boe)	15.38	15.50 - 16.50
Cash G&A expenses ($/boe)	3.62	3.50 - 3.60

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Previous 2015 Guidance was $220 - $240 million.
Year to date 2015 production of 71,737 boe/d was on the higher end of full year 2015 Guidance.
In light of the continued weakness in commodity prices and uncertainty associated with future Alberta royalty rates, Pengrowth has reduced its 2015 capital expenditures Guidance by 10 - 15 percent to a range of $190 - $210 million for the full year.
Year to date 2015 capital expenditures amounted to $149.2 million, representing approximately 75 percent of Pengrowth's 2015 revised Guidance. The year to date 2015 capital expenditures incorporate construction of the Lindbergh sales pipeline connection to Husky Energy Inc. (”Husky”), Lindbergh Phase 1 construction completion and the completion of drilling in early 2015 that commenced in late 2014 related to Pengrowth's conventional properties.
Year to date 2015 royalty expenses as a percentage of sales, operating expenses per boe and cash G&A expenses per boe are all in line with full year 2015 Guidance.
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Production (boe/d)	74,113	69,334	73,823	71,737	74,459
Capital expenditures	50.8	98.4	219.6	149.2	453.3
Funds flow from operations (1)	111.5	113.0	121.4	224.5	260.9
Operating netback ($/boe) (2)	23.98	25.37	23.86	24.64	26.79
Adjusted net income (loss)	(38.9)	64.8	(24.8)	25.9	(27.6)
Net loss	(134.4)	(160.5)	(8.8)	(294.9)	(125.0)

(1)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.

(2)	Including realized commodity risk management.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	4

Funds Flow from Operations

($ millions)	Q1/15 vs. Q2/15		% Change	Q2/14 vs. Q2/15		% Change	YTD 2014 vs. 2015		% Change
Funds flow from operations for comparative period	Q1/15	113.0		Q2/14	121.4		YTD 2014	260.9
Increase (decrease) due to:
Volumes		19.0	17		5.5	5		(40.5)	(15)
Prices including differentials		31.8	28		(162.4)	(134)		(346.3)	(133)
Realized commodity risk management		(26.6)	(23)		106.0	87		234.0	90
Other income including sulphur		(0.8)	(1)		(0.3)	—		0.3	—
Royalties		(1.7)	(1)		51.7	43		100.6	39
Expenses:
Operating		(13.9)	(12)		7.7	6		18.8	7
Cash G&A		2.8	2		(2.7)	(2)		(4.5)	(2)
Interest & financing		(8.1)	(7)		(8.7)	(7)		(7.8)	(3)
Other expenses including transportation		(4.0)	(4)		(6.7)	(6)		9.0	3
Net change		(1.5)	(1)		(9.9)	(8)		(36.4)	(14)
Funds flow from operations (1)	Q2/15	111.5		Q2/15	111.5		YTD 2015	224.5

(1)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.
Pengrowth's second quarter of 2015 funds flow from operations decreased 1 percent compared to the first quarter of 2015 as the effect of the 7 percent increase in sales volumes, mainly from Lindbergh Phase 1, and higher commodity prices after realized risk management mostly offset higher operating, interest and transportation expenses.
Second quarter of 2015 funds flow from operations decreased 8 percent compared to the same period last year as the significantly lower commodity prices were partially offset by realized commodity risk management gains and lower royalties.
Pengrowth's year to date 2015 funds flow from operations decreased 14 percent compared to the same period in 2014 as significantly lower commodity prices and lower volumes were partly offset by realized commodity risk management gains, along with lower royalties and operating expenses.
Net Loss
Pengrowth recorded a net loss of $134.4 million in the second quarter of 2015 primarily due to an unrealized commodity risk management loss of $139.6 million. This loss resulted from a reduction in the fair value of risk management contracts on the Consolidated Balance Sheet at June 30, 2015 due to an increase in the Cdn$ WTI forward curve at June 30, 2015 relative to March 31, 2015, in addition to settling of risk management contracts during the quarter.
The net loss was $26.1 million lower in the second quarter of 2015 compared to the first quarter of 2015 mainly due to the absence of the first quarter unrealized foreign exchange losses partly offset by the absence of the first quarter U.S./Canadian dollar swap contracts monetization of $84.1 million ($73.4 million after-tax) and higher unrealized commodity risk management losses.
The net loss was $125.6 million higher in the second quarter of 2015 compared to the same period last year primarily due to higher unrealized commodity risk management losses.
The year to date 2015 net loss was $169.9 million higher compared to 2014 due to higher unrealized foreign exchange losses, driven by the weakening of the Canadian dollar, and higher unrealized commodity risk management losses partly offset by the settlement of the U.S./Canadian dollar swap contracts in 2015 resulting in $93.9 million ($81.9 million after-tax) of realized foreign exchange gains.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	5

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses. The following table provides a reconciliation of net loss to adjusted net income (loss):

	Three months ended			Six months ended
($ millions)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Net loss	(134.4)	(160.5)	(8.8)	(294.9)	(125.0)
Excluded non-cash items in net loss:
Unrealized loss on commodity, power and interest risk management	(137.2)	(68.6)	(12.6)	(205.8)	(122.8)
Unrealized foreign exchange gain (loss) (1)	5.1	(174.0)	29.1	(168.9)	(6.5)
Tax effect on non-cash items above	36.6	17.3	(0.5)	53.9	31.9
Total excluded	(95.5)	(225.3)	16.0	(320.8)	(97.4)
Adjusted net income (loss)	(38.9)	64.8	(24.8)	25.9	(27.6)

(1)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q1/15 vs. Q2/15		Q2/14 vs. Q2/15		YTD 2014 vs. 2015
Adjusted net income (loss) for comparative period	Q1/15	64.8	Q2/14	(24.8)	YTD 2014	(27.6)
Funds flow from operations decrease		(1.5)		(9.9)		(36.4)
DD&A and accretion expense (increase) decrease		(3.6)		14.6		32.3
Realized foreign exchange gain on settled U.S. dollar swaps increase (decrease)		(74.3)		9.8		93.9
Loss on property dispositions increase		(27.5)		(15.8)		(8.7)
Other		(3.5)		(1.8)		(2.9)
Estimated tax on above including tax rate change		6.7		(11.0)		(24.7)
Net change		(103.7)		(14.1)		53.5
Adjusted net income (loss)	Q2/15	(38.9)	Q2/15	(38.9)	YTD 2015	25.9
Pengrowth posted an adjusted net loss of $38.9 million in the second quarter of 2015 compared to adjusted net income of $64.8 million in the first quarter of 2015, primarily driven by the absence of the $84.1 million ($73.4 million after-tax) realized foreign exchange gain from monetizing a series of U.S. dollar swap contracts in the first quarter of 2015 and the second quarter of 2015 loss on property dispositions.
The second quarter of 2015 adjusted net loss increased $14.1 million compared to the same period last year primarily due to the second quarter of 2015 loss on property dispositions. The year to date 2015 adjusted net income of $25.9 million represents a $53.5 million improvement compared to the adjusted net loss in the same period last year due to the realized foreign exchange gain from settling a series of U.S. dollar swap contracts in 2015 partly offset by lower funds flow from operations.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	6

Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials. See Note 11 to the June 30, 2015 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$53.46	$1.00
Light oil				6.8
Heavy oil				9.2
Oil risk management (4)				(11.5)
NGLs				3.0
Net impact of U.S.$1/bbl increase in WTI				7.5
Oil differentials
Light oil	U.S.$/bbl	$5.55	$1.00	(6.8)
Heavy oil	U.S.$/bbl	$18.29	$1.00	(9.2)
Oil differentials risk management (4)				2.7
Net impact of U.S.$1/bbl increase in differentials				(13.3)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$3.03	$0.10
Natural gas				5.2
Natural gas risk management (4)				(3.7)
Net impact of Cdn$0.10/Mcf increase in AECO				1.5

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. An exchange rate of $1Cdn = $0.77 U.S. was used.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at July 17, 2015 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes risk management contracts as at June 30, 2015.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	7

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated. These amounts include production, revenue, costs and royalties associated with Lindbergh Phase 1 since April 1, 2015.
CAPITAL EXPENDITURES

	Three months ended			Six months ended
($ millions)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Drilling, completions and facilities
Lindbergh (1)	28.4	49.2	124.1	77.6	251.4
Conventional	3.7	37.8	73.4	41.5	160.1
Total drilling, completions and facilities	32.1	87.0	197.5	119.1	411.5
Land & seismic acquisitions (2)	0.3	0.2	0.5	0.5	5.0
Maintenance capital	17.2	10.3	21.6	27.5	35.9
Development capital	49.6	97.5	219.6	147.1	452.4
Other capital	1.2	0.9	—	2.1	0.9
Capital expenditures	50.8	98.4	219.6	149.2	453.3

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices coupled with a more economic cost structure is present, limiting second quarter of 2015 capital expenditures to $50.8 million. In the second quarter of 2015, 56 percent of the capital was spent at Lindbergh, 34 percent was spent on turnaround, maintenance and enhancement activities at Pengrowth's conventional properties and the remainder was spent on minor partner operated development.
Year to date 2015 capital spending amounted to $149.2 million, of which 52 percent was invested at Lindbergh and 28 percent on drilling, completions and facilities at Pengrowth's conventional properties with the remaining 20 percent invested in maintenance, land, seismic and other capital.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many thermal projects. The first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013, first steam was announced in December 2014, commerciality was declared as of April 1, 2015, and the pilot well pairs were redirected to the commercial facility on April 11, 2015. The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013.
During the second quarter of 2015, $28.4 million was invested at Lindbergh on the completion of the sales pipeline connection to Husky, the installation of 15 downhole pumps, central processing facility optimization and engineering for the planned second phase expansion of Lindbergh to 30,000 bbl/d.
Production operations progressed as planned in the quarter, with all three well pads having been converted from circulation to SAGD by June 1, 2015. Phase 1 commercial well pairs continue to demonstrate similar production profiles as the two pilot well pairs. The June 2015 monthly production ramped up to 13,808 bbl/d with an Instantaneous Steam Oil Ratio ("ISOR") of 2.0. The second quarter of 2015 production averaged 10,930 bbl/d with an ISOR of 2.5. These volumes include production from the former two well pair pilot project of approximately 1,500 bbl/d.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	8

Despite the current low commodity price environment, Lindbergh generated a strong netback in the second quarter of 2015. The netback below excludes realized commodity risk management gains. Lindbergh operating expenses are expected to be higher in the second half of 2015 due to a scheduled turnaround as required by ABSA regulations.

Three months ended
Lindbergh Heavy Oil Netback ($/boe)	June 30, 2015
Sales	49.12
Royalties	(1.03)
Operating expenses	(12.66)
Transportation expenses	(4.26)
Lindbergh heavy oil operating netback	31.17
Pengrowth has entered into a transportation agreement with Husky for delivery of production from Lindbergh to Hardisty, Alberta, with options to nominate additional future volumes as Lindbergh expands. Pengrowth retains maximum flexibility in regards to transportation options at Lindbergh and will be able to utilize both rail and pipeline to move production to markets and maximize netbacks. Construction and commissioning of the pipeline was completed in late June 2015 and the pipeline was in full operation by quarter end allowing Pengrowth to replace Lindbergh trucking costs with lower pipeline tolls as of July 2015.
Lindbergh provides Pengrowth with the potential to ultimately develop annual bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life. Total capital invested in Lindbergh Phase 1 was approximately $690 million since the project was sanctioned in January 2013.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 500 gross (250 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow, as well as Montney natural gas opportunities with significant liquid yields in north east British Columbia.
Conventional development was curtailed in 2015, with the second quarter of 2015 capital spending of $20.9 million focused on maintenance and enhancement and minor partner operated development.
PRODUCTION

	Three months ended						Six months ended
Daily production	Jun 30, 2015	% of total	Mar 31, 2015	% of total	Jun 30, 2014	% of total	Jun 30, 2015	% of total	Jun 30, 2014	% of total
Light oil (bbls)	16,766	23	18,776	27	21,780	30	17,765	25	22,110	30
Heavy oil (bbls)	16,804	23	8,116	12	8,203	11	12,484	17	8,229	11
Natural gas liquids (bbls)	8,978	12	8,973	13	11,008	15	8,976	13	10,881	15
Natural gas (Mcf)	189,384	42	200,818	48	196,989	44	195,069	45	199,435	44
Total boe per day	74,113		69,334		73,823		71,737		74,459

Second quarter of 2015 average daily production increased 7 percent compared to the first quarter of 2015 as Lindbergh Phase 1 production more than offset natural declines, planned turnaround activity in both operated and third party facilities, 2015 property dispositions and shut-in of uneconomic production. Second quarter of 2015 average daily production increased slightly compared to the same period last year as the ramp up of Lindbergh Phase 1 production mitigated production declines related to 2015 capital development curtailments, 2014 and 2015 property dispositions, planned turnaround activities and shut-in of uneconomic natural gas production.
Year to date 2015 average daily production decreased 4 percent compared to the same period last year due to production declines, 2014 and 2015 property dispositions, planned turnaround activities and shut-in of uneconomic natural gas production. These decreases were partly offset by Lindbergh Phase 1 production and incremental production from the late 2014 and the curtailed 2015 development programs.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	9

Light Oil
Second quarter of 2015 light oil production decreased 11 percent compared to the first quarter of 2015 mainly due to turnaround activity at Judy Creek combined with reduced development activity in the Cardium.
Second quarter and year to date 2015 light oil production decreased 23 percent and 20 percent compared to the same periods last year, respectively, due to minor 2014 property dispositions combined with the Judy Creek turnaround and reduced capital development activity in 2015.
Heavy Oil
Second quarter of 2015 heavy oil production more than doubled compared to both the first quarter of 2015 and second quarter of 2014 resulting from the ramp up of the Lindbergh Phase 1 production in the second quarter of 2015. The June 2015 monthly Lindbergh production ramped up to 13,808 bbl/d with an ISOR of 2.0. The second quarter of 2015 Lindbergh production averaged 10,930 bbl/d with an ISOR of 2.5. These volumes include production from the former two well pair pilot project of approximately 1,500 bbl/d.
Year to date 2015 heavy oil production increased 52 percent compared to 2014 also due to inclusion of the Lindbergh Phase 1 production partly offset by reduced production from Jenner due to reduced development activity in 2015.
NGLs
Second quarter of 2015 NGL production remained unchanged compared to the first quarter of 2015 as the impact of the Judy Creek turnaround and reduced development activity in the second quarter of 2015 was offset by a Sable Offshore Energy Project ("SOEP") condensate shipment which occurred in May of 2015.
Second quarter and year to date 2015 NGL production decreased 18 percent compared to the same periods last year also resulting from the Judy Creek turnaround activity and reduced development activity.
Natural Gas
Second quarter of 2015 natural gas production decreased 6 percent compared to the first quarter of 2015 as a result of reduced capital spending combined with third party turnaround activity, 2015 dispositions and the full quarter impact of shut-in uneconomic natural gas production.
Second quarter and year to date 2015 natural gas production decreased 4 percent and 2 percent compared to the same periods last year, respectively. This was also due to reduced capital development, third party turnaround activity and shut-in of uneconomic natural gas production partly offset by additions from the 2014 Groundbirch development program.
COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(Cdn$/bbl)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Average Benchmark Prices
WTI oil	71.24	60.27	112.29	65.79	110.57
Edmonton par light oil	67.73	51.85	105.62	59.84	102.64
WCS heavy oil	57.00	42.01	90.46	49.54	86.81
Average Differentials to WTI
Edmonton par	(3.51)	(8.42)	(6.67)	(5.95)	(7.93)
WCS heavy oil	(14.24)	(18.26)	(21.83)	(16.25)	(23.76)
Average Sales Prices
Light oil	63.05	49.24	102.37	55.79	99.68
Heavy oil	50.42	37.37	84.00	46.20	80.57
Natural gas liquids	31.33	24.64	55.70	28.01	57.38
Second quarter of 2015 WTI crude oil price averaged Cdn$71.24/bbl, an increase of 18 percent compared to the first quarter of 2015 and a decrease of 37 percent compared to the second quarter of 2014. Year to date 2015 WTI crude oil price averaged Cdn$65.79/bbl, a decrease of 40 percent compared to the same period in 2014. Partially mitigating

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	10

the year over year decrease in crude oil prices was the decline in the value of the Canadian dollar relative to the U.S. dollar. As Pengrowth reports its revenues in Canadian dollars, the weaker Canadian dollar partially offset the declines in the U.S. dollar based WTI price.
Edmonton par light oil price averaged Cdn$67.73/bbl in the second quarter of 2015, an increase of 31 percent compared to the first quarter of 2015 but a decrease of 36 percent compared to the second quarter of 2014. Year to date 2015 Edmonton par light oil price averaged Cdn$59.84/bbl, a decrease of 42 percent compared to the same period in 2014. Lower WTI prices were the main driver behind the decrease year over year, slightly offset by the narrowing of the light oil differential in 2015.
WCS heavy oil price averaged Cdn$57.00/bbl in the second quarter of 2015, an increase of 36 percent compared to the first quarter of 2015 but a decrease of 37 percent compared to the second quarter of 2014. Year to date 2015 WCS heavy oil price averaged Cdn$49.54/bbl, a decrease of 43 percent compared to the same period in 2014. Lower WTI prices partially offset by a narrowing of the heavy oil differential in 2015 contributed to the lower prices year over year.
Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks influence Canadian crude oil price differentials relative to WTI. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including transporting some crude oil by rail.
Pengrowth's second quarter of 2015 average realized oil sales prices, excluding realized commodity risk management, moved in conjunction with the above described benchmark prices and differentials, as per the table above.
Pengrowth’s average realized natural gas liquids sales price, excluding realized commodity risk management, was Cdn$31.33/bbl during the second quarter of 2015, an increase of 27 percent compared to the first quarter of 2015. A condensate shipment from SOEP during the quarter was the primary driver behind the increase in realized pricing. Lower averaged realized NGL prices year over year were driven by lower benchmark prices for all products, with the greatest impact on propane prices due to a large increase in supply.
Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended			Six months ended
(Cdn$)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.37	3.49	4.99	3.43	5.10
AECO monthly gas (per MMBtu)	2.67	2.96	4.69	2.81	4.73
Average Differential to NYMEX
AECO differential (per MMBtu)	(0.70)	(0.53)	(0.30)	(0.62)	(0.37)
Average Sales Prices
Natural gas (per Mcf) (1)	2.77	3.62	4.59	3.21	5.47

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Pengrowth sells its natural gas at several different sales points in addition to AECO monthly. This occasionally results in a significant variance between Pengrowth's realized natural gas price and the benchmark prices for the same period.
The NYMEX natural gas benchmark price averaged Cdn$3.37/MMBtu in the second quarter of 2015, decreases of 3 percent and 32 percent compared to the first quarter of 2015 and the second quarter of 2014, respectively. Year to date 2015 NYMEX natural gas price averaged Cdn$3.43/MMBtu, a decrease of 33 percent compared to the same period in 2014. The decrease in prices resulted from weaker demand across North America coupled with continued growth in natural gas supplies.
Second quarter of 2015 AECO monthly gas price averaged Cdn$2.67/MMBtu, representing declines of 10 percent and 43 percent compared to the first quarter of 2015 and the second quarter of 2014, respectively. Year to date 2015 AECO monthly gas price averaged Cdn$2.81/MMBtu, a decrease of 41 percent compared to the same period in 2014. The steep decline in the AECO monthly price, on top of the NYMEX decline, resulted from a widening of the differential between NYMEX and AECO.
Pengrowth's second quarter and year to date 2015 average realized natural gas sales prices, excluding realized commodity risk management, decreased, as per the table above, in conjunction with the above described benchmark prices and differentials.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	11

Total Average Sales Prices

	Three months ended			Six months ended
($/boe)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Average sales prices	36.58	31.39	60.08	34.09	61.54
Other production income including sulphur	0.47	0.64	0.52	0.55	0.51
Total oil and gas sales price	37.05	32.03	60.60	34.64	62.05
Realized commodity risk management gain (loss)	8.77	13.74	(6.98)	11.15	(6.62)
Total oil and gas sales price including realized commodity risk management	45.82	45.77	53.62	45.79	55.43
Pengrowth’s second quarter of 2015 average realized sales price, before the effects of commodity risk management activities, was Cdn$36.58/boe and represented an increase of 17 percent compared to the first quarter of 2015 and a decrease of 39 percent compared to the second quarter of 2014. Year to date 2015 average realized sales price of Cdn$34.09/boe declined 45 percent compared to the same period in 2014. The decrease in prices year over year was due to declines in crude oil and natural gas benchmark prices. After taking into account the impacts of commodity risk management activities and other income, Pengrowth’s second quarter of 2015 average realized price was Cdn$45.82/boe, remaining essentially unchanged from the first quarter of 2015, but declining 15 percent from the second quarter of 2014. Year to date 2015, Pengrowth’s average realized price was Cdn$45.79/boe, a decrease of 17 percent compared to the same period in 2014. The decline in realized prices year over year was due to the decrease in benchmark prices mentioned above, offset by the strength of Pengrowth's active risk management program.
Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
($ millions except per unit amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Realized
Oil risk management	50.1	79.4	(37.3)	129.5	(66.9)
$/bbl (1)	16.40	32.81	(13.67)	23.65	(12.18)
Natural gas risk management	9.0	6.3	(9.6)	15.3	(22.3)
$/Mcf	0.52	0.35	(0.54)	0.43	(0.62)
Total realized gain (loss)	59.1	85.7	(46.9)	144.8	(89.2)
$/boe	8.77	13.74	(6.98)	11.15	(6.62)
Unrealized
Unrealized commodity risk management assets (liabilities) at period end	214.7	354.3	(205.8)	214.7	(205.8)
Less: Unrealized commodity risk management assets (liabilities) at beginning of period	354.3	421.1	(192.2)	421.1	(80.0)
Unrealized loss on commodity risk management contracts for the period	(139.6)	(66.8)	(13.6)	(206.4)	(125.8)

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and puts to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps and puts, Pengrowth also manages oil price differentials using a combination of financial swaps and physical contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	12

A realized commodity risk management gain of $59.1 million or $8.77/boe was recorded in the second quarter of 2015 compared to an $85.7 million or $13.74/boe gain in the first quarter of 2015 as the second quarter of 2015 increase in the oil benchmark prices translated into lower realized commodity risk management gains.
Second quarter and year to date 2015 realized commodity risk management gains of $59.1 million or $8.77/boe and $144.8 million or $11.15/boe compared to losses in the same periods last year, as per the table above, resulted primarily from a decline in the oil benchmark prices starting in the second half of 2014.
Unrealized gains and losses vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve. Unrealized gains and losses are also affected by the change in volumes under risk management in the period. Unrealized commodity risk management gains and losses do not impact cash flow for the period.
Pengrowth recorded an unrealized commodity risk management loss of $139.6 million in the second quarter of 2015 compared to an unrealized loss of $66.8 million in the first quarter of 2015. These losses are the result of unrealized commodity risk management assets decreasing at each quarter end due to settlements of contracts and movements in the forward curve pricing.
Second quarter and year to date 2015 unrealized commodity risk management losses increased relative to the same periods last year, as per the table above, also due to settlements of contracts and movements in the forward curve pricing.
Forward Contracts - Commodity and Power Risk Management
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at June 30, 2015 (see Note 11 to the unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil Swaps and Puts
Reference point	Remaining Term	Volume (bbl/d)	% of total 2015 oil production Guidance (1)	Price/bbl ($Cdn) (2)
WTI	Jul 1, 2015 - Dec 31, 2015	26,000	78%	93.68
WTI	2016	21,485	64%	89.08
WTI	2017	3,500	10%	79.85
WTI	2018	5,500	16%	80.49
Natural Gas Swaps and Puts
Reference point	Remaining Term	Volume (MMBtu/d)	% of 2015 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	Jul 1, 2015 - Dec 31, 2015	106,440	59%	3.69
AECO	2016	93,571	52%	3.42
AECO	2017	76,377	43%	3.55
AECO	2018	66,347	37%	3.59
Power
Reference point	Remaining Term	Volume (MW)	% of estimated power purchases	Price/MWh ($Cdn)
AESO	Jul 1, 2015 - Dec 31, 2015	40	79%	49.53
AESO	2016	20	31%	44.13

(1)
Includes light and heavy crude oil. Following the 2013 divestment program, 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

(2)	WTI $U.S. contracts were converted at the period end exchange rate.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	13

In addition to the above table, Pengrowth has financial and physical contracts to manage oil price differentials. See the Financial Crude Oil Contracts and Physical Delivery Contracts sections in Note 11 to the June 30, 2015 unaudited Consolidated Financial Statements for more information.
Commodity and Power Price Sensitivity on Risk Management Contracts as at June 30, 2015

($ millions)
Oil	Cdn$1/bbl increase in future oil prices (1)	Cdn$1/bbl decrease in future oil prices (1)
Unrealized pre-tax gain (loss) on oil risk management	(17.9)	17.9

Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	(26.3)	26.3

Power	Cdn$1/MWh increase in future power prices	Cdn$1/MWh decrease in future power prices
Unrealized pre-tax gain (loss) on power risk management	0.4	(0.4)

(1)	Includes a Cdn$1 change in financial differential risk management contracts.
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at June 30, 2015, revenue and cash flow would have been $214.7 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $214.7 million is composed of net assets of $161.0 million relating to risk management contracts expiring within one year and assets of $53.7 million relating to risk management contracts expiring beyond one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value on the Consolidated Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Forward Period	Percent of Estimated Power Purchases
1 - 24 Months	Up to 65%	1 - 24 Months	Up to 80%
25 - 48 Months	Up to 50%	25 - 36 Months	Up to 50%
49 - 60 Months	Up to 25%	37 - 60 Months	Up to 25%
Following the significant asset divestments in 2013, the 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors approved the retention of the risk management contracts already in place.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	14

OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended						Six months ended
($ millions except percentages)	Jun 30, 2015	% of total	Mar 31, 2015	% of total	Jun 30, 2014	% of total	Jun 30, 2015	% of total	Jun 30, 2014	% of total
Light oil	96.2	39	83.2	41	202.9	50	179.4	40	398.9	48
Heavy oil	77.1	31	27.3	14	62.7	15	104.4	23	120.0	14
Natural gas liquids	25.6	10	19.9	10	55.8	14	45.5	10	113.0	13
Natural gas	47.8	19	65.5	33	82.2	20	113.3	25	197.5	24
Other income including sulphur	3.2	1	4.0	2	3.5	1	7.2	2	6.9	1
Total oil and gas sales (1)	249.9		199.9		407.1		449.8		836.3

(1)	Excluding realized commodity risk management.
Price and Volume Analysis
Quarter ended June 30, 2015 versus Quarter ended March 31, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2015 (1)	83.2	27.3	19.9	65.5	4.0	199.9
Effect of change in product prices and differentials	21.1	19.9	5.5	(14.7)	—	31.8
Effect of change in sales volumes	(8.1)	29.9	0.2	(3.0)	—	19.0
Other	—	—	—	—	(0.8)	(0.8)
Quarter ended June 30, 2015 (1)	96.2	77.1	25.6	47.8	3.2	249.9

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales increased 16 percent in the second quarter of 2015 compared to the first quarter of 2015 resulting from a 31 percent increase in the Edmonton par light oil benchmark price. This was partly offset by the effect of lower light oil volumes impacted by the second quarter turnaround activity and production declines. Second quarter of 2015 heavy oil sales increased 182 percent due to inclusion of the Lindbergh Phase 1 production volumes in addition to a 36 percent increase in the WCS heavy oil benchmark price. NGL sales increased 29 percent in the second quarter of 2015 as a result of additional condensate sales from the May 2015 SOEP condensate shipment. Natural gas sales decreased 27 percent primarily in response to weaker natural gas prices relative to the first quarter of 2015.
Quarter ended June 30, 2015 versus Quarter ended June 30, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended June 30, 2014 (1)	202.9	62.7	55.8	82.2	3.5	407.1
Effect of change in product prices and differentials	(60.0)	(51.3)	(19.9)	(31.2)	—	(162.4)
Effect of change in sales volumes	(46.7)	65.7	(10.3)	(3.2)	—	5.5
Other	—	—	—	—	(0.3)	(0.3)
Quarter ended June 30, 2015 (1)	96.2	77.1	25.6	47.8	3.2	249.9

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 53 percent in the second quarter of 2015 compared to the same period in 2014 due to a 36 percent decrease in the Edmonton par light oil benchmark price combined with lower light oil sales volumes due to property dispositions, turnaround activity and production declines. Second quarter of 2015 heavy oil sales increased 23 percent compared to the same period last year resulting from inclusion of the Lindbergh Phase 1 production volumes partly offset by the impact of a 37 percent decrease in the WCS heavy oil benchmark price. NGL sales decreased 54 percent also driven by the impact of lower commodity prices and lower volumes due to turnaround activity and production declines. Natural gas sales decreased 42 percent due to significantly lower natural gas benchmark prices relative to the same period last year.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	15

Six Months ended June 30, 2015 versus Six Months ended June 30, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Six months ended June 30, 2014 (1)	398.9	120.0	113.0	197.5	6.9	836.3
Effect of change in product prices and differentials	(141.1)	(77.6)	(47.7)	(79.9)	—	(346.3)
Effect of change in sales volumes	(78.4)	62.0	(19.8)	(4.3)	—	(40.5)
Other	—	—	—	—	0.3	0.3
Six months ended June 30, 2015 (1)	179.4	104.4	45.5	113.3	7.2	449.8

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Year to date 2015 light oil sales decreased 55 percent compared to the same period in 2014 due to a 42 percent decrease in the Edmonton par light oil benchmark price combined with lower light oil sales volumes due to minor property dispositions, turnaround activity and production declines. Heavy oil sales decreased 13 percent as the effect of the 43 percent decrease in the WCS heavy oil benchmark price exceeded the inclusion of the Lindbergh Phase 1 production volumes. NGL sales decreased 60 percent driven by the impact of lower commodity prices and lower volumes due to turnaround activity and production declines year over year. Natural gas sales decreased 43 percent due to significantly lower natural gas benchmark prices relative to 2014.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Six months ended
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Royalty expenses	26.5	24.8	78.2	51.3	151.9
$/boe	3.93	3.97	11.64	3.95	11.27
Royalties as a percent of oil and gas sales (%) (1)	10.6	12.4	19.2	11.4	18.2

(1)	Excluding realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes. Lindbergh Phase 1 royalties are also incorporated as of the second quarter of 2015 following the April 1, 2015 declaration of commerciality.
The applicable Lindbergh Phase 1 royalty rates are price sensitive and change depending on whether the project is pre-payout or post-payout. The project will reach payout when its cumulative revenues exceed its cumulative eligible costs. The royalty rate applicable to the pre-payout Lindbergh Phase 1 project varies from 1 percent when the monthly $Cdn equivalent WTI price is less than or equal to $55/bbl to 9 percent when the $Cdn equivalent WTI price is in excess of $120/bbl. The Lindbergh Phase 1 project is currently in pre-payout.
Second quarter of 2015 royalties as a percentage of sales decreased to 10.6 percent from 12.4 percent in the first quarter of 2015 and 19.2 percent in the second quarter of 2014 primarily driven by the favourable effect of lower commodity prices on royalties in 2015 as well as inclusion of the Lindbergh Phase 1 royalties which are currently subject to pre-payout royalty rates.
Year to date 2015 royalties as a percentage of sales decreased to 11.4 percent from 18.2 percent in 2014 also impacted by lower 2015 commodity prices and inclusion of the Lindbergh Phase 1 royalties as of April 1, 2015.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	16

OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Operating expenses	106.8	92.9	114.5	199.7	218.5
$/boe	15.83	14.89	17.05	15.38	16.21
Second quarter of 2015 operating expenses increased $13.9 million or 15 percent compared to the first quarter of 2015 primarily due to inclusion of the Lindbergh Phase 1 operating expenses and second quarter 2015 scheduled turnaround costs. This was partly offset by the absence of expenses related to shut-in uneconomic gas volumes and property dispositions in 2015. On a per boe basis, second quarter of 2015 operating expenses increased $0.94/boe primarily due to turnaround costs in the quarter. Lindbergh operating expenses were $12.6 million or $12.66/boe in the second quarter of 2015.
Second quarter and year to date 2015 operating expenses decreased $7.7 million or 7 percent and $18.8 million or 9 percent compared to the same periods in 2014, respectively, as a result of ongoing cost control efforts, lower turnaround activity and the absence of expenses related to uneconomic shut-in gas volumes and property dispositions. This was partly offset by inclusion of the Lindbergh Phase 1 operating expenses in the second quarter of 2015 results. On a per boe basis, second quarter and year to date 2015 operating expenses decreased $1.22/boe and $0.83/boe compared to the same periods last year, respectively, due to the impact of lower costs noted above.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended			Six months ended
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Transportation expenses	14.0	9.6	7.2	23.6	15.6
$/boe	2.08	1.54	1.07	1.82	1.16
Second quarter of 2015 transportation expenses increased $4.4 million or 46 percent compared to the first quarter of 2015 primarily due to the additional sales product trucking costs related to the Lindbergh Phase 1 production. In future periods, these trucking costs will be replaced by lower pipeline tolls with the completion of the Husky sales pipeline. On a per boe basis, second quarter of 2015 transportation expenses increased $0.54/boe compared to the first quarter of 2015 driven by the increased trucking costs.
Second quarter and year to date 2015 transportation expenses increased $6.8 million or 94 percent and $8.0 million or 51 percent compared to the same periods in 2014, respectively, resulting from higher pipeline tariffs and moving natural gas directly into the Chicago market in 2015 in addition to the Lindbergh Phase 1 production trucking costs. Pengrowth commenced directly marketing and delivering natural gas to the Chicago sales point in November of 2014 using Pengrowth's existing Alliance pipeline capacity with the intent to increase the overall netback. Previously, Pengrowth's Alliance pipeline capacity was managed by a third party and with the direct assumption of the pipeline capacity this has increased reported transportation expenses. On a per boe basis, second quarter and year to date 2015 transportation expenses increased $1.01/boe and $0.66/boe compared to the same periods last year, respectively, due to the increase in transportation expenses.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 72 percent of its crude oil at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	17

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Combined Netback Including Realized Commodity Risk Management ($/boe)	Three months ended			Six months ended
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Oil & gas sales (includes other income)	37.05	32.03	60.60	34.64	62.05
Royalties	(3.93)	(3.97)	(11.64)	(3.95)	(11.27)
Operating expenses	(15.83)	(14.89)	(17.05)	(15.38)	(16.21)
Transportation expenses	(2.08)	(1.54)	(1.07)	(1.82)	(1.16)
Operating netback before realized commodity risk management	15.21	11.63	30.84	13.49	33.41
Realized commodity risk management	8.77	13.74	(6.98)	11.15	(6.62)
Operating netback	23.98	25.37	23.86	24.64	26.79

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	63.05	49.24	102.37	55.79	99.68
Royalties	(6.68)	(8.18)	(22.22)	(7.47)	(21.00)
Operating expenses	(21.03)	(15.59)	(15.64)	(18.17)	(15.93)
Transportation expenses	(2.07)	(2.13)	(1.99)	(2.10)	(2.28)
Light oil operating netback	33.27	23.34	62.52	28.05	60.47
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl) (1)
Sales	50.42	37.37	84.00	46.20	80.57
Royalties	(2.09)	(4.31)	(13.40)	(2.81)	(11.59)
Operating expenses	(14.86)	(18.34)	(20.65)	(15.99)	(18.87)
Transportation expenses	(3.11)	(1.54)	(1.80)	(2.60)	(1.83)
Heavy oil operating netback	30.36	13.18	48.15	24.80	48.28
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	31.33	24.64	55.70	28.01	57.38
Royalties	(13.71)	(8.20)	(16.92)	(10.97)	(17.10)
Operating expenses	(16.18)	(14.39)	(16.69)	(15.29)	(15.52)
Transportation expenses	—	(0.01)	—	—	(0.01)
NGLs operating netback	1.44	2.04	22.09	1.75	24.75
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	2.77	3.62	4.59	3.21	5.47
Royalties	(0.11)	(0.07)	(0.40)	(0.09)	(0.47)
Operating expenses	(2.25)	(2.30)	(2.87)	(2.27)	(2.66)
Transportation expenses	(0.35)	(0.27)	(0.11)	(0.31)	(0.10)
Natural gas operating netback ($/Mcf)	0.06	0.98	1.21	0.54	2.24
Natural gas operating netback ($/boe)	0.36	5.88	7.26	3.24	13.44
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	51%	57%	61%	54%	55%
Heavy oil	47%	14%	17%	33%	16%
Natural gas liquids	1%	3%	11%	2%	11%
Natural gas	1%	26%	11%	11%	18%

(1)	Includes Lindbergh operating results.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	18

Pengrowth realized a weighted average operating netback of $23.98/boe in the second quarter of 2015 representing a 5 percent decrease compared to the first quarter of 2015 mostly driven by higher operating expenses which incorporated the second quarter turnaround costs.
The second quarter of 2015 operating netback remained relatively unchanged compared to the same period last year as realized commodity risk management gains, lower royalties and operating expenses mitigated the impact of steep declines in commodity prices.
The year to date 2015 operating netback only decreased 8 percent compared to the same period last year as the significant decline in commodity prices in the first six months of 2015 was largely mitigated by the realized commodity risk management gains, lower royalties and operating expenses.
Pengrowth's second quarter of 2015 heavy oil netback increased 130 percent compared to the first quarter of 2015 due to the increase in the heavy oil sales price and inclusion of the Lindbergh Phase 1 which has lower royalties and operating expenses. Lindbergh operating netback was $31.17/bbl for the second quarter of 2015.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Cash G&A expenses (1)	22.1	24.9	19.4	47.0	42.5
$/boe	3.28	3.99	2.89	3.62	3.15
Non-cash G&A expenses (1)	4.6	4.4	4.9	9.0	8.4
$/boe	0.68	0.71	0.73	0.69	0.63
Total G&A (1)	26.7	29.3	24.3	56.0	50.9
$/boe	3.96	4.70	3.62	4.31	3.78

(1)	Net of recoveries and capitalization, as applicable.
Second quarter of 2015 cash G&A expenses were $2.8 million or $0.71/boe lower compared to the first quarter of 2015 due to lower IT and professional costs and the absence of the first quarter Phantom Deferred Share Units ("Phantom DSUs") annual grant to Directors, partly offset by severance costs incurred. Second quarter of 2015 cash G&A expenses increased $2.7 million or $0.39/boe compared to the same period last year mainly due to second quarter of 2015 severance costs and lower recoveries.
Year to date 2015 cash G&A expenses were $4.5 million or $0.47/boe higher compared to the same period last year due to lower recoveries and higher professional and severance costs.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s Long Term Incentive Plan ("LTIP"). See Note 8 to the unaudited Consolidated Financial Statements for additional information. The compensation costs associated with this plan are expensed over the applicable vesting periods.
Year to date and second quarter 2015 non-cash G&A expenses remained relatively unchanged compared to the applicable comparative periods.
During the six months ended June 30, 2015, $5.9 million (June 30, 2014 - $8.0 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Six months ended
($ millions except per boe amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Depletion, depreciation and amortization	116.7	112.9	130.7	229.6	260.8
$/boe	17.30	18.09	19.46	17.68	19.35
Accretion	4.3	4.5	4.9	8.8	9.9
$/boe	0.64	0.72	0.73	0.68	0.73
Second quarter of 2015 DD&A expense increased $3.8 million compared to the first quarter of 2015 due to inclusion of the Lindbergh Phase 1 depletion, partly offset by lower depletion on the conventional properties.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	19

Second quarter and year to date 2015 DD&A expense decreased $14.0 million or $2.16/boe and $31.2 million or $1.67/boe compared to the same periods last year, respectively, due to lower net book values resulting from the fourth quarter of 2014 PP&E impairment charges, combined with the absence of depletion related to several minor 2014 and 2015 property dispositions.
Second quarter of 2015 ARO accretion expense remained relatively unchanged compared to the first quarter of 2015. Second quarter and year to date 2015 accretion expense decreased $0.6 million and $1.1 million compared to the same periods last year, respectively, resulting primarily from lower discount rates.
INTEREST AND FINANCING CHARGES

	Three months ended			Six months ended
($ millions)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Interest and financing charges	28.4	30.1	26.1	58.5	52.0
Capitalized interest	(0.6)	(10.4)	(7.0)	(11.0)	(12.3)
Total interest and financing charges	27.8	19.7	19.1	47.5	39.7
At June 30, 2015, Pengrowth had approximately $2.0 billion in total debt before working capital composed of $1.6 billion of fixed rate debt, $0.3 billion of credit facilities borrowings and $0.1 billion in convertible debentures. Total fixed rate debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.8 percent. The credit facilities had an average 3.4 percent interest rate and the convertible debentures have a 6.25 percent coupon.
Second quarter of 2015 interest and financing charges, before capitalized interest, decreased $1.7 million compared to the first quarter of 2015 as the first quarter of 2015 interest expense included certain term credit facility renewal charges. Also contributing to the decrease was lower interest expense on U.S. term debt resulting from a repayment of a portion of the term debt which matured at the beginning of May 2015.
Second quarter and year to date 2015 interest and financing charges, before capitalized interest, increased $2.3 million and $6.5 million compared to the same periods in 2014, respectively. The increase was due to the additional interest incurred from borrowings on the credit facilities in 2015 and higher interest expense on U.S. term debt resulting from the weakening of the Canadian Dollar. This was partly offset by the absence of interest pertaining to a convertible debenture repaid in December 2014.
Following commercial declaration of the project on April 1, 2015, Pengrowth ceased capitalizing interest on the Lindbergh Phase 1 project. In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2015, $11.0 million (June 30, 2014 - $12.3 million) of interest was capitalized on the Lindbergh project to PP&E using a capitalization rate of 5.4 percent (June 30, 2014 - 5.7 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $30.9 million in the second quarter of 2015 compared to deferred tax recoveries of $4.9 million and $4.8 million in the first quarter of 2015 and second quarter of 2014, respectively. Year to date 2015 deferred tax recovery amounted to $35.8 million compared to $38.6 million in 2014.
No current income taxes were paid by Pengrowth in 2015 or 2014. See Note 6 to the unaudited Consolidated Financial Statements for additional information.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	20

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Six months ended
($ millions)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Currency exchange rate ($1Cdn = $U.S.) at period end	0.80	0.79	0.94	0.80	0.94
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	24.1	(126.4)	46.5	(102.3)	(3.1)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(5.4)	(4.7)	1.2	(10.1)	(4.1)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	18.7	(131.1)	47.7	(112.4)	(7.2)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(19.0)	(46.9)	(16.9)	(65.9)	(3.2)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	5.4	4.0	(1.7)	9.4	3.9
Total unrealized gain (loss) on foreign exchange risk management contracts	(13.6)	(42.9)	(18.6)	(56.5)	0.7
Total unrealized foreign exchange gain (loss)	5.1	(174.0)	29.1	(168.9)	(6.5)
Total realized foreign exchange gain (loss)	9.2	82.6	(1.4)	91.8	(1.5)
Approximately 70 percent of Pengrowth’s total debt before working capital is denominated in U.S. dollars causing reported debt balances to fluctuate with changes in the value of the Canadian dollar relative to the U.S. dollar. The majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt and the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. Subsequent to the monetization, U.S.$400 million of new foreign exchange swap contracts were entered into. The foreign exchange swap contracts associated with the May 2015 term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain in the second quarter of 2015. Together, these transactions brought year to date 2015 realized foreign exchange gains from settlement of swap contracts to Cdn$93.9 million.
At June 30, 2015, Pengrowth held a total of U.S.$420 million in foreign exchange swap contracts compared to U.S.$460 million at December 31, 2014.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	20.0	8%	0.81
No contracts	October 2019	35.0	—	—	—
No contracts	May 2020	115.5	—	—	—
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,115.5	420.0	38%
At June 30, 2015, the fair value of these foreign exchange derivative contracts was a liability of Cdn$7.9 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	21

Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Approximately 6 percent of Pengrowth’s total debt before working capital is denominated in U.K. pound sterling causing reported debt balances to fluctuate with changes in the value of the Canadian dollar relative to the U.K. pound sterling. To mitigate these fluctuations, Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
At June 30, 2015, the fair value of these foreign exchange derivative contracts was a net asset of $2.3 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
At June 30, 2015, each Cdn$0.01 exchange rate change would result in approximately a $4.2 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At June 30, 2015, Pengrowth's ARO liability decreased $6.8 million compared to December 31, 2014. This was primarily due to minor property dispositions in 2015. Pengrowth has estimated the net present value of its total ARO to be $774.0 million as at June 30, 2015 (December 31, 2014 – $780.8 million), based on a total escalated future liability of $2.0 billion (December 31, 2014 – $2.0 billion). The majority of the costs are expected to be incurred between 2038 and 2079. A risk free discount rate of 2.3 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at June 30, 2015.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Six months ended
($ millions)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Property acquisitions	—	—	0.1	—	2.1
Proceeds on property dispositions	(23.5)	(0.5)	(21.1)	(24.0)	(20.5)
Net cash dispositions	(23.5)	(0.5)	(21.0)	(24.0)	(18.4)
During the second quarter of 2015, Pengrowth successfully closed several minor property dispositions for aggregate proceeds of $23.5 million.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.
At June 30, 2015, Pengrowth had a working capital surplus of $36.0 million compared to a working capital surplus of $33.4 million at December 31, 2014.
The June 30, 2015 working capital surplus of $36.0 million compares to a deficiency of $194.6 million at June 30, 2014 mainly driven by an increase in the fair value of risk management contracts current asset at June 30, 2015.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	22

FINANCIAL RESOURCES AND LIQUIDITY
At June 30, 2015, approximately 70 percent of Pengrowth’s total debt before working capital is denominated in U.S. dollars causing reported debt balances to fluctuate with changes in the value of the Canadian dollar. Although, Pengrowth manages this foreign exchange exposure through swaps, the unrealized gain or loss associated with these swaps is not included in the table below.

As at:	Jun 30, 2015	Dec 31, 2014	Jun 30, 2014
($ millions)
Credit facilities	307.2	201.7	—
Senior unsecured notes (1)	1,557.8	1,531.0	1,421.3
Senior debt	1,865.0	1,732.7	1,421.3
Convertible debentures (1)	137.1	137.2	235.5
Total debt before working capital	2,002.1	1,869.9	1,656.8
Working capital (surplus) deficiency (2)	(36.0)	(33.4)	194.6
Total debt	1,966.1	1,836.5	1,851.4
Twelve months trailing:	Jun 30, 2015	Dec 31, 2014	Jun 30, 2014
($ millions, except ratios and percentages)
Net loss	(748.7)	(578.8)	(323.4)
Add (deduct):
Interest and financing charges	82.4	74.6	84.7
Deferred income tax recovery	(17.6)	(20.4)	(89.5)
Depletion, depreciation, amortization and accretion	503.5	535.8	546.9
EBITDA	(180.4)	11.2	218.7
Add other items:
Impairment	994.6	994.6	—
(Gain) loss on disposition of properties	(14.6)	(23.3)	179.8
Other non-cash items (3)	(154.0)	(402.2)	214.5
Adjusted EBITDA	645.6	580.3	613.0
Senior debt before working capital to Adjusted EBITDA (4)	2.9	3.0	2.3
Total debt before working capital to Adjusted EBITDA (5)	3.1	3.2	2.7
Total debt to Adjusted EBITDA (6)	3.0	3.2	3.0
Total capitalization (7)	4,548.6	4,763.3	5,325.8
Total debt as a percentage of total capitalization (8)	43.2%	38.6%	34.8%

(1)	Includes current and long term portions, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

(3)	Primarily resulting from the impact of unrealized fair value changes in risk management contracts and unrealized foreign exchange on long term debt.

(4)	Indicative of debt covenant for senior debt before working capital to EBITDA of 3.5 times.

(5)	Indicative of debt covenant for total debt before working capital to EBITDA of 4.0 times.

(6)	Not indicative of the actual debt covenants. See the Financial Covenants section for more information.

(7)	Total capitalization includes total debt plus Shareholders' Equity per the Consolidated Balance Sheets.

(8)	Indicative of debt covenant for senior debt before working capital which must be less than 50 percent of total book capitalization.
During the first six months of 2015, Pengrowth realized $93.9 million of foreign exchange gains. These gains resulted from monetizing swap contracts that fixed the foreign exchange rate on a portion of its U.S. dollar senior unsecured notes in the first quarter of 2015, and gains from the expiration of swaps relating to the May 2015 term debt maturity.
The May 2015 senior unsecured notes maturity of U.S.$71.5 million (Cdn$86.6 million) was financed through the credit facilities, representing the majority of the increased drawings on the credit facilities. The cash proceeds from the realized foreign exchange gains were used to pay down the credit facilities; however, this was offset by the decrease in accounts payable since December 31, 2014. In addition to the increased drawings on the credit facilities the depreciation of the Canadian dollar has caused the June 30, 2015 total reported debt balance to grow by Cdn$129.6 million from December 31, 2014 and Cdn$114.7 million from June 30, 2014.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	23

The trailing twelve months total debt to Adjusted EBITDA ratio decreased to 3.0 times at June 30, 2015, compared to 3.2 times at December 31, 2014 mostly due to higher Adjusted EBITDA, favourably impacted by $93.9 million of realized foreign exchange gains, partly offset by the increase in total debt. The trailing twelve months total debt to Adjusted EBITDA ratio remained unchanged at 3.0 times at June 30, 2015 compared to June 30, 2014 as the $93.9 million of realized foreign exchange gains mitigated the increase in debt.
Credit Facilities
Pengrowth maintains a $1 billion extendible revolving term credit facility which had an outstanding balance of $280.0 million at June 30, 2015 (December 31, 2014 - $191.0 million) and $21.8 million (December 31, 2014 - $25.0 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility was renewed on March 30, 2015 and has a maturity date of March 30, 2019 with covenants substantially matching those set out in the senior unsecured notes.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At June 30, 2015, this facility had a balance of $25.0 million (December 31, 2014 - $9.0 million) and $1.0 million (December 31, 2014 - $0.9 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $720 million of combined notional credit capacity at June 30, 2015, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to compliance with all financial covenants and could require increased cash flow to support any increase in debt.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at June 30, 2015.
As mentioned above, Pengrowth amended its term credit facility on March 30, 2015 to include a maximum permitted senior debt before working capital to EBITDA (as calculated in accordance with the debt agreements) ratio of 3.5 times, now substantially matching that set out in its senior unsecured notes, and the total debt before working capital to EBITDA ratio of 4.0 times. As at June 30, 2015, Pengrowth's actual ratios pursuant to these two covenants were at 2.9 times and 3.2 times, respectively.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.
The key financial covenants as at June 30, 2015 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters;
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters;
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as issuing equity.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	24

Dividend Reinvestment Plan
Pengrowth's DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the six months ended June 30, 2015, 4.1 million shares were issued under the DRIP program for cash proceeds of $14.6 million compared to 3.8 million shares issued for total proceeds of $26.4 million for the same period in 2014.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2014 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 11 to the June 30, 2015 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended			Six months ended
($ millions, except per share amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Funds flow from operations	111.5	113.0	121.4	224.5	260.9
Dividends declared	30.8	42.9	63.3	73.7	126.1
Funds flow from operations less dividends declared	80.7	70.1	58.1	150.8	134.8
Per share	0.15	0.13	0.11	0.28	0.26
Payout ratio (1)	28%	38%	52%	33%	48%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 11 to the June 30, 2015 unaudited Consolidated Financial Statements.
The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Six months ended
($ millions, except per share amounts)	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Proceeds from DRIP	5.5	9.1	13.3	14.6	26.4
Per share	0.01	0.02	0.03	0.03	0.05
Net payout ratio (%) (1)	23%	30%	41%	26%	38%

(1)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	25

DIVIDENDS
Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in January and February of 2015 and $0.02 per share in March through June 2015 for an aggregate cash dividend of $0.16 per share for the six months ended June 30, 2015. For the same period in 2014, Pengrowth paid $0.04 per share in each of the months January through June for an aggregate cash dividend of $0.24 per share.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	26

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2015, 2014 and 2013:

2015	Q1	Q2
Oil and gas sales ($ millions) (1)	199.9	249.9
Net loss ($ millions)	(160.5)	(134.4)
Net loss per share ($)	(0.30)	(0.25)
Net loss per share - diluted ($)	(0.30)	(0.25)
Adjusted net income (loss) ($ millions)	64.8	(38.9)
Funds flow from operations ($ millions) (2)	113.0	111.5
Dividends declared ($ millions)	42.9	30.8
Dividends declared per share ($)	0.08	0.06
Daily production (boe/d)	69,334	74,113
Total production (Mboe)	6,240	6,744
Average sales price ($/boe) (1)	31.39	36.58
Operating netback ($/boe) (3)	25.37	23.98
2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (3)	29.71	23.86	24.91	24.04
2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	393.5	416.6	439.6	343.7
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average sales price ($/boe) (1)	48.18	51.55	56.64	47.92
Operating netback ($/boe) (3)	24.79	24.44	27.10	20.82

(1)	Excluding realized commodity risk management.

(2)	First and second quarters of 2015 funds flow from operations exclude $84.1 million and $9.8 million, respectively, related to the settlement of foreign exchange swap contracts.

(3)	Including realized commodity risk management.
Second quarter of 2015 average sales price increased compared to the first quarter of 2015, but remained lower than preceding quarters in 2014 and 2013, as per the table above, mostly driven by a steep decline in the oil benchmark prices in 2015. In contrast, the first and second quarters of 2014 average sales prices were the highest posted average prices since the fourth quarter of 2008 driven by an increase in the benchmark prices at that time.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	27

Although 2015 average sales prices have declined significantly driven by a steep decline in the oil benchmark prices, operating netbacks and funds flow from operations in the first and second quarters of 2015 remained strong primarily due to realized commodity risk management gains in 2015.
Second quarter of 2015 production was the highest quarterly production since the first quarter of 2014 resulting from inclusion of the Lindbergh Phase 1 production. First quarter of 2015 production was lower compared to the preceding quarters of 2014 and 2013 primarily due to property dispositions, lower natural gas production resulting from natural declines and capital spending curtailments in the current low commodity price environment.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
As a result of the $84.1 million realized foreign exchange gain from monetizing several U.S./Canadian dollar swap contracts, the first quarter of 2015 contained Pengrowth's highest adjusted net income since the first quarter of 2011.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 26, 2015 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended June 30, 2015, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2015 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended June 30, 2015, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Second Quarter 2015 Management's Discussion and Analysis	28